

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

<u>Via Facsimile</u>
Mr. Jai Woo Lee
Director and Chairman
Kbridge Energy Corp.
5836 S. Pecos Rd., Suite 104
Las Vegas, Nevada 89120

> **Re:** **Kbridge Energy Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed May 9, 2012**
> **File No. 333-102931**

Dear Mr. Jai Woo Lee:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Item 15. Controls and Procedures, page 17

B. Management's Annual Report on Internal Control Over Financial Reporting, page 17

1.   We note your disclosure on page 18 that you identified material weaknesses in the assessment of the effectiveness of internal control over financial reporting ("ICFR"), however you did not provide a conclusion on effectiveness of ICFR. Please revise your Form 20-F to clearly state that your ICFR was not effective as of December 31, 2011, as required by Item 15(b)(3) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining